August 5, 2005
BY EDGAR
Ms. Angela Crane
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549-0405

Re:	Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004 of Metso Corporation (File No. 001-14400)
     On behalf of our client, Metso Corporation (the “Company”), we are submitting the following letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that were contained in the Staff’s letter to Mr. Olli Vaartimo of the Company dated June 30, 2005 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “2004 Form 20-F”).
     The responses of the Company to the Staff’s comments in the Comment Letter are set forth below. For your ease of reference, each comment contained in the Comment Letter is printed below in bold and italics and is followed by the Company’s response. Please note that the Company has set forth below the text of the disclosure that the Company proposes to include in the Company’s amendment to its Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Amended 2004 Form 20-F”) that the Company proposes to file once all of the Staff’s comments have been resolved.

Form 20-F for the year ended December 31, 2004
Item 15 – Controls and Procedures, page 75
1.	We note your statement that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective “except as described below...” Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.
The Company proposes to include the following disclosure in our Amended 2004 Form 20-F in response to the Staff’s comment:
“Our president and chief executive officer and our executive vice president and chief financial officer; after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) under the Exchange Act) as of December 31, 2004, have concluded that, as of such date, our disclosure controls and procedures cannot be deemed to have been effective to ensure that material information relating to our company was made known to them by others within our company, in light of the errors in our U.S. GAAP reporting discussed below.
In connection with the preparation of our annual report on Form 20-F, we detected an error in respect of valuation allowances related to deferred tax assets under U.S. GAAP in our 2002 and 2003 financial statements. Under Finnish GAAP, deferred tax assets are not reduced by a valuation allowance unless it is likely that some portion or all of the deferred tax assets will not be realized. In this regard, internal projections of future earnings are utilized by management to assess whether the deferred tax assets will be realized. Under U.S. GAAP, the determination of the amount of a valuation allowance is based on the weight of all available evidence, both positive and negative. However, it does require that generally a valuation allowance is needed when there is negative evidence, such as cumulative losses for recent years, as is the case in our situation. Projections of future taxable income will generally not be sufficient to overcome the negative evidence of cumulative losses. As a result, internal projections normally would not be assigned any significant weight in assessing the need for a valuation allowance. Consequently, we have restated our net income under U.S. GAAP for the years ended December 31, 2002 and 2003 to reflect the impact of the adjustments made to our deferred tax asset valuation allowances recorded in 2002 and 2003. These adjustments would result in a full valuation allowance in relation to our U.S. operations for both periods. As a result, our restated U.S. GAAP income statement under net income reflects additional expense of €91 million (€0.67 per share) in 2002 and additional income in 2003 of €28 million (€0.20 per share).
In addition, in 2004, in conjunction with our transition to IFRS, we undertook a complete review of our defined pension benefit liability under IAS 19. In the course of this review, we detected weaknesses in our controls in our application of actuarial pension data that caused us to omit from our U.S. GAAP adjustment related to pensions certain liabilities in connection with our acquisition of Svedala in 2001. Specifically, in connection with the calculation of the purchase accounting adjustment of pension liabilities under U.S. GAAP arising from our acquisition of Svedala, we made an error in comparing the relevant pension liability amount under U.S. GAAP to the corresponding pension liability under Finnish GAAP. Because we did not compare the relevant pension liability amount under U.S. GAAP to the correct amount under Finnish GAAP, we understated our pension liability by €26 million, net of tax effect of €10 million, under U.S. GAAP. Accordingly, our 2001, 2002 and 2003 financial statements, in accordance with U.S. GAAP, were required to be restated to reflect the impact of adjustments made to our pension liabilities combined with the increase in goodwill from the Svedala acquisition in 2001. After consideration of the additional goodwill, our impairment charge in 2003, under U.S. GAAP, would have been increased. As a result, our restated U.S. GAAP income statement reflects an additional impairment loss of €18 million in 2003 (€0.13 additional loss per share).
While we still need to improve our understanding of U.S. GAAP, we had previously begun to implement procedures to review our controls related to our reporting of U.S. GAAP information, including the accounting for valuation allowances related to deferred tax assets and pension benefits. Our management, at the direction of our board of directors, continues to actively work to improve the control environment and to implement specific controls and procedures to improve our understanding of U.S. GAAP and to ensure the integrity of our reporting in relation to U.S. GAAP. To address these control issues, we have begun to expand our control procedures to include additional analysis and other post-closing procedures to ensure that our disclosure controls and procedures are adequate in relation to the preparation of our financial statements. In this regard, we now prepare a full U.S. GAAP balance sheet as part of our reconciliation process from our Finnish GAAP balance sheet to U.S. GAAP. We believe that the preparation of a balance sheet under U.S. GAAP on an annual basis will assist in remedying the errors that we have made in performing the required U.S. GAAP reconciliation. In addition, we have begun implementing training relating to enhancing and improving the level of knowledge of U.S. GAAP at each of our significant operating subsidiaries as well as at our corporate office. Although we continue to improve these controls by implementing new processes related to our U.S. GAAP reporting, we believe that we still need to improve our understanding of U.S. GAAP and its applications. We believe that our understanding of U.S. GAAP will improve as part of our transition process from Finnish GAAP to IFRS, which will be completed in 2005. In addition, we continue to analyze our internal controls in order to improve our process of reporting in accordance with U.S. GAAP.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of such controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their controls objectives. Acknowledging this, we have designed our disclosure controls and procedures to provide such reasonable assurance.
Other than as discussed above, there were no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.”
2.	Tell us and revise future filings to describe in more detail the nature of the pension liability error and how it was corrected. You refer to “certain weaknesses in [y]our controls...” instead of explaining the nature of the error and the specific actions you have taken to correct the error.
In connection with the calculation of the purchase accounting adjustments of pension liabilities under U.S. GAAP arising from its acquisition of Svedala in 2001, the Company made an error in comparing the relevant pension liability amount under U.S. GAAP to the corresponding pension liability under Finnish GAAP. Because it did not compare the relevant pension liability amount under U.S. GAAP to the correct amount under Finnish GAAP, the Company understated its pension liability by €26 million, net of tax effect of €10 million, under U.S. GAAP, and its 2001, 2002 and 2003 financial statements, in accordance with U.S. GAAP, were required to be restated. The Company detected this error in December 2004 as part of its review of its defined pension benefit liability under IAS 19 undertaken in conjunction with its transition to IFRS.
The Company has implemented additional internal controls that are designed to reduce the likelihood of making errors in its pension accounting under U.S. GAAP in the future. Specifically, since December 2004, the Company now prepares a full U.S. GAAP balance sheet as part of the reconciliation process from its primary GAAP balance sheet to U.S. GAAP, instead of performing the reconciliation of only the specific balance sheet line items that are required to be reported in its Annual Report on Form 20-F. The Company believes that the preparation of a balance sheet under U.S. GAAP on an annual basis will remedy the errors that it has made in performing the required U.S. GAAP reconciliation. In addition, the Company has begun implementing training relating to enhancing and improving the level of knowledge of U.S. GAAP and pension accounting under U.S. GAAP at each of its significant operating subsidiaries as well as at its corporate office.
In response to your request that the Company revise its future filings to provide a more detailed description of the pension liability error and the steps it has taken to remedy the error, please note that the Company has included additional disclosure in its proposed amendment to the 2004 Form 20-F set forth in the response to the Staff’s Comment 1 above. The Company intends to continue to disclose in future filings any future changes to internal controls that were implemented during the period covered by the relevant

Annual Report on Form 20-F that materially affected, or that are reasonably likely to materially affect, its internal controls.
Note 30 – Differences between Generally Accepted Accounting Principles in Finland and the United States, page F-48
3.	We note that your 2002 and 2003 financial statements presented in accordance with U.S. GAAP have been restated. Tell us and revise future filings to disclose the nature and effect of each of the accounting errors you discovered during 2004. You should also revise future filings to show investors how the errors impacted your original financial statements by providing a reconciliation of your net income as originally reported to your net income as restated for all periods.
In response to the Staff’s comment, the Company proposes to replace in their entirety paragraphs (d) “Impairment of goodwill” and (q) “Valuation allowances for deferred tax assets” of Note 30 as they currently stand in the 2004 Form 20-F in the manner set forth below under the heading “Proposed Disclosure to be Included in the Amended 2004 Form 20-F” below. This revised disclosure would be included in the Amended 2004 Form 20-F.
In response to your request to provide this information in future filings, the Company notes that, pursuant to FAS 154 paragraph 26, this level of disclosure in future filings is not required in accordance with the above guidance. Accordingly and respectfully, it would be the Company’s intention to not include this level of information in its future filings other than its Amended 2004 Form 20-F for these restatement items.
Proposed Disclosure to be Included in the Amended 2004 Form 20-F
“d) Impairment of goodwill
Under U.S. GAAP, as a result of the adoption of SFAS 141 and SFAS 142, goodwill and certain intangible assets having indefinite lives are no longer subject to amortization. Their book values are tested annually for impairment, or more frequently, if facts and circumstances indicate the need. Fair value measurement techniques, such as the discounted cash flow methodology, are utilized to assess potential impairments. The testing is performed on the reporting unit level, which can be either a reportable segment or one level below reportable segment. In the discounted cash flow method, Metso discounts forecasted performance plans to their present value. The discount rate utilized is the weighted average cost of capital for the reporting unit, calculated as the opportunity cost to all capital providers weighted by their relative contribution to the reporting unit’s total capital and the risk associated with the cash flows and the timing of the cash flows. Comparison methods (e.g., peer comparables) and other estimation techniques are used to verify the reasonableness of the fair values derived from the discounted cash flow assessments.
Upon adoption of SFAS 142 as of January 1, 2002, Metso completed the transitional impairment test and concluded that there was no impairment of goodwill or identifiable intangibles with indefinite lives. Metso also completed this annual impairment test as of September 30, 2002 and no impairment in the carrying value was recorded as a result of those tests. In 2003, as a result of tightened competition, reduced demand in certain market areas and the development of exchange rates, especially the impact of the weakened U.S. dollar, the operating profits of Metso Minerals operations were lower than expected. As of September 30, 2003, upon completion of the first step of the annual impairment assessment, based on updated forecasted plans approved by the Board of Directors, it was determined that a potential risk of impairment existed, since the carrying values exceeded the fair values of certain Metso Minerals’ reporting units. The second step of the impairment test compared the implied fair value of these reporting units goodwill to the corresponding carrying value of goodwill. The outcome of the second step was that the carrying value of goodwill of such reporting units exceeded the implied fair value of the goodwill by €224 million (as restated, see below). Accordingly, an impairment loss of this amount was recognized.
Concurrently, Metso performed an impairment assessment of its goodwill under Finnish GAAP, which resulted in an impairment loss of €205 million, see Note 11. The difference in the amount of the goodwill impairment under Finnish GAAP versus U.S. GAAP, adjusted for goodwill reversed in the business combination under U.S.GAAP, has been reported in the reconciliation of income statement and shareholders equity of Note 30. The business combination has been explained in Note 30 (a).
In conjunction with the transition to IFRS, in 2004, the Company undertook a complete review of the defined pension benefit liability under IAS 19. In the course of this review, an error was detected in the purchase accounting related to the U.S. GAAP pension liability recorded in the acquisition of Svedala in 2001 (see note b) on purchase accounting). In order to correctly record this pension liability in accordance with U.S. GAAP, the balance sheet at the time of acquisition would have reflected an additional pension liability of €20 million, net of tax effect of €8 million, instead of a pension asset of €6 million, net of tax effect of €2 million, as reported prior to the restatement. The corresponding increase to goodwill would have been €26 million, which would have been allocated to the underlying reporting units in accordance with SFAS 142. The 2002 and 2003 financial statements, in accordance with U.S. GAAP, have been restated to reflect the impact of adjustments made to the pension assets and liabilities combined with the increase in goodwill from the Svedala acquisition in 2001.

In 2003, the Company recorded an impairment charge on its goodwill. After consideration of this additional goodwill, the impairment charge in 2003, under U.S. GAAP, would have been increased as a result of this additional goodwill. As a result, the restated U.S. GAAP income statement reflects an additional impairment loss of €18 million in 2003. The impact of this restatement on the U.S. GAAP financial statements is as follows:

	December 31, 2002			December 31, 2003
	As previously	Impact of		As previously	Impact of
	reported	Restatement	As restated	reported	Restatement		As restated
	€ in millions, except for per share data			€ in millions, except for per share data
Net income (loss) for the year in accordance with U.S. GAAP	113	–	113	(245)	(18)		(263)
Earnings (loss) per share in accordance with U.S. GAAP, €	0.83	–	0.83	(1.80)	(0.13)		(1.93)
Shareholders’ equity in accordance with U.S. GAAP	1,419	–	1,419	1,066	(20	)(1)	1,046
_____________________
(1)	Impact of the restatement on shareholders’ equity includes the €18 million increase in impairment expense and €2 million of translation difference.
In the year ended December 31, 2004, Metso performed its annual impairment test and concluded that there were no indications of impairment.
An analysis of goodwill by reporting segment under U.S. GAAP, as restated is given below:

	Paper	Automation	Minerals	Ventures	Discontinued	Total
			(€ in millions)
2003:
As of January 1, 2003	84	25	512	16	190	827
Translation difference	(11)	(1)	(18)	0	(6)	(36)
Increases	–	–	–	–	–	–
Impairment	–	–	(175)	–	(49)	(224)
Decreases	–	–	–	–	–	–

As of December 31, 2003	73	24	319	16	135	567

2004:
Translation difference	(3)	(1)	(6)	1	–	(9)
Increases	1	0	–	–	–	1
Decreases	–	(0)	(4)	–	(135)	(139)

As of December 31, 2004	71	23	309	17	–	420

An analysis of identifiable intangible assets under U.S. GAAP is given below:

				Order	Other intangible
	Brand Names		Customer Value	Backlog	assets	Total
	(€ in millions)
2003:
As of January 1, 2003	55		64	30	133	282
Translation difference	(3)		(1)	–	(3)	(7)
Additions	–		–	–	39	39
Decreases	(13	)(1)	–	–	(3)	(16)

			Order	Other intangible
	Brand Names	Customer Value	Backlog	assets	Total
	(€ in millions)
Accumulated amortization expense	–	(24)	(30)	(84)	(138)

As of December 31, 2003	39	39	–	82 (2)	160

2004:
As of January 1, 2004	39	63	–	166	268
Translation difference	4	(0)	–	(1)	3
Additions	–	–	–	25	25
Decreases	(29)	(6)	–	(32)	(67)
Accumulated amortization expense	–	(30)	–	(80)	(110)

As of December 31, 2004	14	27	–	78 (2)	119

_____________________
(1)	Impairment loss on brand names (see adjustment e) impairment of brand names).
(2)	Includes patents and licenses for a net book value of €32 million and €39 million for the years ended December 31, 2003 and December 31, 2004, respectively.
Brand names have been designated as intangible assets with an indefinite life under U.S. GAAP and, as such, have not been amortized. Under Finnish GAAP, brands continue to be amortized, for the reversal of amortization cost, see note b) on purchase accounting.
For the year ended December 31, 2004, the amortization expense of the other identifiable intangible assets subject to amortization was €22 million. The amortization expense is expected to be €22 million, €22 million, €22 million, €17 million and €13 million for the years ended December 31, 2005, 2006, 2007, 2008 and 2009, respectively.
q) Valuation allowances for deferred tax assets
Under Finnish GAAP, deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Available evidence includes internal projections of future earnings which are utilized to assess the probability that the deferred tax assets will not be realized. Under U.S. GAAP, if there is objective negative evidence, such as cumulative losses for recent years, the weight given to positive evidence would be commensurate with extent to which it can be objectively verified. As a result, internal projections normally would not be assigned any significant weight in assessing the need for a valuation allowance.
In addition, in accordance with Finnish GAAP, the need for a valuation allowance is assessed based only on the deferred tax assets which are expected to be utilized over a reasonable time in the future. In determining the need for a valuation allowance in accordance with U.S. GAAP, a company is required to consider taxable income that will arise within the statutory period over which the deferred tax asset may be utilized.
Due to these items, differences may arise in regards to the determination of the valuation allowance under Finnish GAAP versus U.S. GAAP.

In connection with the preparation of the annual report on Form 20-F, an error was detected in the 2002 and 2003 financial statements regarding the application of the provisions for valuation allowances related to deferred tax assets as required by Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“FAS 109”). In accordance with FAS 109, the determination of the amount of a valuation allowance is based on the weight of all available evidence, both positive and negative. When negative evidence exists, such as cumulative losses for recent years as is the case in the Company’s U.S. operations, projections of future taxable income will generally not be sufficient to overcome the negative evidence of cumulative losses. When positive evidence exists, such as taxable income, as is the case in the Company’s German operations, the valuation allowance should reflect that amount which is more likely than not to not be realized within the statutory period over which the deferred tax asset may be utilized.
In order to correctly record the valuation allowance in accordance with FAS 109, an additional valuation allowance related to the Company’s U.S. operations of €91 million has been recorded as of December 31, 2002, with a corresponding increase to deferred income tax expense. In 2003, the consolidated balance sheet would still reflect substantially a full valuation allowance for the U.S. deferred tax assets; however, the amounts previously recognized in 2003 to increase this valuation allowance would have been recorded in the previous year as noted above. In addition, the amount previously recognized as a valuation allowance related to the German operations has been reversed in 2003. The impact of this restatement on the U.S. GAAP financial statements is as follows:

	December 31, 2002			December 31, 2003
	As previously	Impact of		As previously	Impact of
	reported	Restatement	As restated	reported	Restatement		As restated
	€ in millions, except for per share data			€ in millions, except for per share data
Net income (loss) for the year in accordance with U.S. GAAP	113	(91)	22	(245)	28		(217)
Earnings (loss) per share in accordance with U.S. GAAP, €	0.83	(0.67)	0.16	(1.80)	0.21		(1.59)
Shareholders’ equity in accordance with U.S. GAAP	1,419	(91)	1,328	1,066	(48	)(1)	1,018
_____________________
(1)	Change in the impact of the restatement between 2002 and 2003 of €43 million comprises €28 million of decrease in deferred tax expense recognized through the income statement and €15 million of translation difference.
Under Finnish GAAP, the balance sheet presentation of deferred taxes differs from the presentation requirements set forth in U.S. GAAP, see Note 8 for Finnish GAAP disclosure.
Under U.S. GAAP, the current and non-current deferred tax liabilities and assets are presented as a net current and as a net non-current amount, consistent with the classification of the related assets and liabilities having generated the deferred tax. The classification is made for each separate tax-paying component within each taxing jurisdiction. Following table presents the deferred tax assets and liabilities under U.S.

GAAP according to the presentation prescribed by SFAS 109 Accounting for Income Taxes :

	As of December 31,
	2003	2004
	(€ in millions)
Non-current assets
Tax losses carried forward	171	210
Other	31	38
Valuation allowance	(106)	(106)

	96	142
Current assets
Inventory	23	19
Reserves	34	31
Accruals	37	32
Medical benefits	15	2
Other	5	3
Valuation allowance	(55)	(49)

	59	38
Current liabilities
Inventory	0	(0)
Inventory	(1)	0

	(1)	0
Non-current liabilities
Fixed assets	(53)	(4)
Purchase price adjustments	(37)	(40)
Tax allocation reserve	(12)	(0)
Other	(2)	(0)

	(104)	(44)

Deferred tax asset, net	50	136

q) Valuation allowances for deferred tax assets, page F-65
4.	Tell us the specific factors that you considered in concluding that an additional valuation allowance of €91 million was required at December 31, 2002. Describe to us how, and the intervals at which, you reviewed the valuation of your deferred tax assets pursuant to SFAS 109 and discuss any significant changes in your assumptions from period to period regarding the realization of your deferred tax assets.
Below please find our response to your above question.
In connection with the preparation of the 2004 Form 20-F, the Company detected an error in its 2002 and 2003 financial statements regarding its application of the provisions for valuation allowances related to deferred tax assets as required by Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“FAS 109”). In accordance with FAS 109, the determination of the amount of a valuation allowance is based on the weight of all available evidence, both positive and negative. When negative evidence exists, such as cumulative losses for recent years, as is the case in the

Company’s U.S. operations, projections of future taxable income will generally not be sufficient to overcome the negative evidence of cumulative losses.
In light of the guidance above, the Company conducted an analysis to determine the need for additional valuation allowances at its U.S. operations. In performing this analysis, the Company considered the following:
•	The tax structure of the U.S. operations (entities file a consolidated return);

•	The net deferred tax asset position of the U.S. operations;

•	The valuation allowance recorded initially at December 31, 2002, 2003 and 2004;

•	Taxable income/loss (book income/loss +/- permanent items) for the recent fiscal years (2000-2004) (Note: The Company was created July 1, 1999 as result of a merger. Fiscal year 2000 is the first full year of operations for the Company. The 1999 tax return reflected a tax loss position of €10 million.);

•	Consideration of qualifying aberrations (as defined by FAS 109 paragraph 24c);

•	Consideration of tax planning strategies which were feasible and prudent

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Net DTA position (gross)	106	118	112
Valuation allowance	(15)	(51)	(51)

Net DTA after allowance	91	67	61

	Year ended December 31,
	2000	2001	2002	2003	2004
	(€ in millions)
Taxable income	69
Taxable loss		(39)	(79)	(54)	(4)
In consideration of the above factors, it was noted that the Company’s U.S. operations were in a cumulative taxable loss position at December 31, 2002, even after consideration of aberrations (as defined by FAS 109 paragraph 24c). Given the significant negative evidence, the Company did not believe it was appropriate to use projections of future taxable income to determine the realizability of the deferred tax assets. The Company then considered if there were any prudent and feasible tax planning strategies available to its U.S. operations. Based upon its analysis, the Company determined that there were no prudent and feasible tax planning strategies available for use to its U.S. operations.
The Company concluded that its U.S. operations had a cumulative tax loss position which could not be overcome by sufficient positive evidence. Therefore, the Company recorded a valuation allowance against the remaining cumulative net operating losses and the net temporary deferred tax assets, for which a valuation allowance had not yet been recorded (€91 million).
At December 31, 2003, the Company’s U.S. operations had increased their cumulative loss position, again, even after consideration of aberrations. Again, consideration was given to prudent and feasible tax planning strategies. Based upon its analysis, the Company determined that there were still no prudent and feasible tax planning strategies available for use to its U.S. operations. Therefore, the Company concluded that the full valuation allowance should remain against the deferred tax assets. However, the amounts previously recognized in 2003 to increase this valuation allowance would have been recorded in 2002. As such, these amounts were reversed. The change in the net DTA after allowance between 2002 and 2003 was €24 million, of which €15 million related to translation differences.
At December 31, 2004, the Company’s U.S. operations still had a cumulative loss position after consideration of aberrations. Again, consideration was given to prudent and feasible tax planning strategies. Based upon its analysis, the Company determined that there were still no prudent and feasible tax planning strategies available for use to our U.S. operations. Therefore, the Company concluded that the full valuation allowance should remain against the deferred tax assets.
The impact of the tax restatement for the U.S. operations is as follows:

	December 31, 2002	December 31, 2003

	Impact of Restatement	Impact of Restatement
	€ in millions, except for per share data
Net income (loss) for the year in accordance with U.S. GAAP	(91)	9
Earnings (loss) per share in accordance with U.S. GAAP, €	(0.67)	0.07
Shareholders’ equity in accordance with U.S. GAAP	(91)	(67	)(1)
_____________________
(1)	Change in the impact of the restatement between 2002 and 2003 of €24 million comprises €9 million of decrease in deferred tax expense recognized through the income statement and €15 million of translation difference.

As required by the Staff’s Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     The Company would be grateful if the Staff could provide any comments at its earliest convenience. If the Staff wishes to discuss the responses provided above or the enclosed materials at any time, please do not hesitate to contact Petri Haussila of White & Case LLP at +358 9 228 641 or Olli Vaartimo of the Company at +358 204 84 3010.
Petri Haussila

cc:	Olli Vaartimo, Metso Corporation Eric Atallah, U.S. Securities and Exchange Commission Martin James, U.S. Securities and Exchange Commission